NEWHYDROGEN, INC.

27936 Lost Canyon Road, Suite 202

Santa Clarita, CA 91387

May 20, 2022

Via Edgar Correspondence

Division of Corporate Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Dale Welcome and Anne McConnell

Re:	NewHydrogen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 31, 2022
File No. 000-54819

To whom it may concern:

On behalf of NewHydrogen, Inc. (the “Company”), please find below our response to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 17, 2022 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed March 31, 2022.

For your convenience, the Staff’s comment has been restated and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please amend your Form 10-K to include a revised auditor’s report that addresses the following:
	●	Ensure the auditors’ report is dated as required by AS 3101.10(d) and Rule 2-02(a) of Regulation S-X; and
	●	Ensure the auditors’ report adequately describes how the critical audit matter was addressed in the audit and refers to the relevant financial statement disclosures that relate to the critical audit matter as required by AS 3101.14(c) and (d). In this regard, it appears stock compensation expense may relate to transactions in addition to stock options.
We remind you that your amended filing should include updated certifications that are currently dated and refer to the Form 10-K/A.

RESPONSE: The Company has amended its Form 10-K to include a revised auditor’s report that includes (i) the date as required by AS 3101.10(d) and Rule 2-02(a) of Regulation S-X and (ii) a detailed description of how the critical audit matter was addressed in the audit and reference to the relevant financial statements that relate to the critical audit matter as required by AS 3101.14(c) and (d).

Should you have additional questions regarding the information contained herein, please contact our counsel, Marcelle Balcombe at (212) 930-9700 or mbalcombe@srf.law.

Sincerely,

/s/ David Lee
David Lee
Chief Executive Officer